Filed by Yodlee, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Yodlee, Inc.

Commission File No.: 001-36639

Yodlee Announces Second Quarter 2015 Financial Results

•	Total revenue of $26.0 million grew 22% year-over-year

•	Subscription revenue of $22.6 million grew 24% year-over-year

•	Adjusted EBITDA of $1.5 million for the second quarter

Redwood City, CA – August 10, 2015 – Yodlee, Inc. (Nasdaq:YDLE), a leading cloud-based financial platform powering dynamic innovation in digital financial services, today announced its second quarter 2015 results for the period ended June 30, 2015.

Please refer to today’s announcement that the Boards of Directors of Envestnet and Yodlee have unanimously approved a definitive agreement under which Envestnet will acquire all of the shares of Yodlee in a cash and stock transaction valued at $18.88 per share, or approximately $660 million on a fully-diluted equity value basis. As Yodlee has approximately $70 million in cash and cash equivalents, the transaction reflects an enterprise value of approximately $590 million. For more on the agreement visit www.yodlee.com in the Investor Relations section.

“We had another solid quarter with recurring revenue growing at 24% and we posted a small profit. We continue to have strong momentum across all three of our channels including Financial Institutions, Yodlee Interactive and data analytics, adding 2.3 million users in the first six months of the year,” said Anil Arora, Chief Executive Officer of Yodlee. “We were thrilled to announce our agreement to merge with Envestnet as we believe this transaction will transform the financial services industry by bringing two disruptive innovators together. The union of Yodlee and Envestnet will create a company uniquely positioned to improve and simplify the financial lives of billions of consumers and small business owners around the world.”

Given today’s transaction announcement, Yodlee will not be hosting a conference call to discuss our second quarter 2015 results.

Revenue and Users

•	Total revenue was $26.0 million, an increase of 22% compared to the second quarter of 2014.

•	Subscription revenue was $22.6 million, an increase of 24% compared to the second quarter of 2014.

•	Professional services revenue was $3.4 million, up from $3.1 million in the second quarter of 2014.

•	Average revenue per user for the second quarter is $4.57 including growth in paid users to 20.7 million

Operating Income (Loss)

•	GAAP operating loss was ($2.4) million, compared to an operating income of $36 thousand in the second quarter of 2014.

•	Non-GAAP operating income was $0.3 million, compared to an operating income of $0.6 million in the second quarter of 2014.

Net Income (Loss)

•	GAAP net loss was ($2.7) million, compared to ($0.4) million for the second quarter of 2014. GAAP net loss per share was ($0.09), based on 29.9 million basic weighted average common shares outstanding, compared to a GAAP net loss per share of ($0.05) for the second quarter of 2014, based on 7.6 million basic weighted average common shares outstanding.

•	Non-GAAP net income was $26,000, compared to a net income of $0.2 million in the second quarter of 2014. Non-GAAP net income per share was $0.00, based on 34.1 million basic weighted average common shares outstanding. Non-GAAP net income per share was $0.01 for the second quarter of 2014, based on 31.3 million basic weighted average common shares outstanding.

For the second quarter of 2014, the non-GAAP earnings per share calculation assumes conversion of our convertible preferred stock to common stock and sale of our common stock in an IPO at the beginning of the period.

Adjusted EBITDA

•	Adjusted EBITDA was $1.5 million, compared to $1.4 million in the second quarter of 2014.

Balance Sheet and Cash Flow

•	Cash and cash equivalents at June 30, 2015 totaled $71.4 million.

•	Cash flow used in operations was ($2.4) million for second quarter 2015. This compares to cash flow used in operations of ($1.0) million for second quarter 2014.

A reconciliation of GAAP to non-GAAP financial measures has been provided in this press release in the accompanying tables. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

About Yodlee

Yodlee (Nasdaq: YDLE) is a leading technology and applications platform powering dynamic, cloud-based innovation for digital financial services. More than 850 companies, including 11 of the 20 largest U.S. banks and hundreds of Internet services companies, subscribe to the Yodlee platform to power personalized financial apps and services for millions of consumers. Yodlee solutions help transform the speed and delivery of financial innovation, improve digital customer experiences, and deepen customer engagement.

Yodlee is headquartered in Redwood City, CA with global offices in London and Bangalore. For more information, visit www.yodlee.com.

Non-GAAP Financial Measures

To supplement Yodlee’s financial information presented in accordance with generally accepted accounting principles in the United States, or GAAP, Yodlee considers certain financial measures that are not prepared in accordance with GAAP, including non-GAAP operating income (loss), non-GAAP net income (loss) and adjusted EBITDA.

Yodlee defines non-GAAP operating income (loss) as operating income (loss) before provision for stock-based compensation expense and IP patent litigation costs, Yodlee defines non-GAAP net income (loss) as net income (loss) before provision for stock-based compensation expense and IP patent litigation costs, and Yodlee defines adjusted EBITDA as net income (loss) before provision for (benefit from) income taxes; other (income) expense, net; depreciation and amortization; stock-based compensation expense and IP patent litigation costs.

Yodlee believes that non-GAAP operating income (loss), non-GAAP net income (loss) and adjusted EBITDA, each a non-GAAP financial measure, provide investors and other users of its financial information consistency and comparability with its past financial performance and facilitates period-to-period comparisons of operations. Yodlee believes that these non-GAAP measures are useful in evaluating its operating performance compared to that of other companies in its industry, as these metrics generally eliminate the effects of certain items that may vary for different companies for reasons unrelated to overall operating performance. Yodlee uses non-GAAP operating income (loss), non-GAAP net income (loss) and adjusted EBITDA in conjunction with traditional GAAP measures as part of its overall assessment of its performance, including the preparation of its annual operating budget and quarterly forecasts, to evaluate the effectiveness of its business strategies and to communicate with its board of directors concerning its financial performance.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similarly-titled measures presented by other companies.

Additional Information and Where to Find It

In connection with the proposed merger, Envestnet, Inc. (“Envestnet”) intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Envestnet common stock to be issued in the merger, and Envestnet and Yodlee, Inc. (“Yodlee”) intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENVESTNET, YODLEE AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Envestnet and Yodlee with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Envestnet Investor Relations at investor.relations@envestnet.com or by telephone at (312) 827-3940 or by contacting Yodlee Investor Relations at http://ir.yodlee.com/contactus.cfm or by telephone at (650) 980-3600. The content of any website referenced above is not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Envestnet and Yodlee and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Envestnet or Yodlee security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Yodlee’s executive officers and directors is included in Yodlee’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 10, 2015, and information regarding Envestnet’s executive officers and directors is included in Envestnet’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on April 13, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Envestnet and Yodlee have interests in the transaction that may differ from the interests of Envestnet and Yodlee stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or Yodlee’s future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, Yodlee’s expectations that the combination with Envestnet will transform the financial services industry and that the union will create a company uniquely postioned to improve and simplify financial lives. Yodlee’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the forward looking statements. These risks include the possibility that: Envestnet is not able to successfully integrate the Company’s operations; the desired synergies of the combination are not achieved; Yodlee’s paid user base does not continue to grow; Yodlee is unable to secure new subscriptions and deployments of the Yodlee platform by new customers; existing customers fail to renew subscriptions or do not generate additional paid users and sources of revenue; Yodlee is unable to derive revenue from data analytics, market research services and/or revenue-sharing arrangements with partners who develop premium FinApps; and Yodlee experiences expenses that exceed its expectations. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in Yodlee’s filings with the Securities and Exchange Commission (“SEC”). Yodlee’s SEC filings are available on the Investor Relations section of the Company’s website at http://ir.yodlee.com and on the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to Yodlee as of the date hereof, and Yodlee disclaims any obligation to update any forward-looking statements, except as required by law.

Media Contact:

David Lee

Chief Marketing Officer

DLee@yodlee.com

1-650-980-3649

Investor Contact:

Sheila B. Ennis

ICR, Inc.

IR@yodlee.com

1-415-430-2073

Yodlee, Inc.

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenue:
Subscription	$22,557	$18,172	$44,138	$34,903
Professional services and other	3,398	3,131	6,426	6,163

Total revenue	25,955	21,303	50,564	41,066
Cost of revenue(1):
Subscription	7,611	5,744	14,701	11,399
Professional services and other	2,319	2,206	4,670	4,392

Total cost of revenue	9,930	7,950	19,371	15,791

Gross profit	16,025	13,353	31,193	25,275
Operating expenses(1):
Research and development	7,082	5,351	13,789	10,260
Sales and marketing	7,245	5,149	14,206	9,690
General and administrative	4,095	2,817	8,035	5,519

Total operating expenses	18,422	13,317	36,030	25,469

Operating income (loss)	(2,397)	36	(4,837)	(194)
Other income, net	202	68	348	87

Income (loss) before provision for income taxes	(2,195)	104	(4,489)	(107)
Provision for income taxes	491	465	1,098	842

Net loss	$(2,686)	$(361)	$(5,587)	$(949)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.09)	$(0.05)	$(0.19)	$(0.13)

Weighted average shares used to compute net loss per share attributable to common stockholders—basic and diluted	29,904	7,560	29,641	7,518

(1)	Amounts include stock-based compensation expense as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Cost of revenue—subscription	$303	$57	$589	$99
Cost of revenue—professional services and other	168	42	278	64
Research and development	496	80	871	128
Sales and marketing	591	109	1,067	172
General and administrative	896	280	1,657	456

Total stock-based compensation expense	$2,454	$568	$4,462	$919

Yodlee, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Net loss	$(2,686)	$(361)	$(5,587)	$(949)
Other comprehensive income, net of taxes:
Foreign currency translation gain (loss)	(114)	(29)	(86)	150
Change in unrealized gain (loss) on foreign currency contracts designated as cash flow hedges	(73)	3	58	403

Total other comprehensive income (loss), net of taxes	(187)	(26)	(28)	553

Comprehensive loss	$(2,873)	$(387)	$(5,615)	$(396)

Yodlee, Inc.

Condensed Consolidated Balance Sheets

(in thousands, except par value)

(Unaudited)

	June 30,	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	71,432	$73,520
Accounts receivable, net of allowance for doubtful accounts of $18 and $13 as of June 30, 2015 and December 31, 2014, respectively	15,729	12,229
Accounts receivable—related parties	1,571	3,066
Prepaid expenses and other current assets	5,642	4,425

Total current assets	94,374	93,240
Property and equipment, net	10,251	9,481
Restricted cash	146	146
Goodwill	3,068	3,068
Other assets	1,615	1,609

Total assets	109,454	$107,544

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	2,929	$3,278
Accrued liabilities	3,533	2,628
Accrued compensation	6,372	8,927
Deferred revenue, current portion	8,289	6,959
Capital lease obligations, current portion	893	1,153

Total current liabilities	22,016	22,945
Deferred revenue, net of current portion	186	293
Capital lease obligations, net of current portion	931	1,243
Other long-term liabilities	3,822	2,986

Total liabilities	26,955	27,467
Stockholders’ equity:
Common stock, $0.001 par value—150,000 shares authorized as of June 30, 2015 and December 31, 2014; 30,311 and 29,264 shares issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	30	29
Preferred stock, $0.001 par value—5,000 shares authorized as of June 30, 2015, and December 31, 2014; none issued and outstanding as of June 30, 2015 and December 31, 2014, respectively	—	—
Additional paid-in capital	447,312	439,275
Accumulated other comprehensive loss	(2,008)	(1,979)
Accumulated deficit	(362,835)	(357,248)

Total stockholders’ equity	82,499	80,077

Total liabilities and stockholders’ equity	109,454	$107,544

Yodlee, Inc.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Six Months Ended
	June 30,
	2015	2014
Cash flows from operating activities
Net loss	$(5,587)	$(949)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,256	1,570
Revaluation of warrant liabilities	—	148
Stock-based compensation expense	4,462	919
Changes in operating assets and liabilities:
Accounts receivable, net	(2,006)	(1,694)
Prepaid expenses and other assets	(1,232)	(1,658)
Accounts payable	(595)	910
Accrued liabilities and other long term liabilities	1,729	694
Accrued compensation	(2,655)	(624)
Deferred revenue	1,223	(305)

Net cash used in operating activities	(2,405)	(989)
Cash flows from investing activities
Purchases of property and equipment	(2,671)	(2,525)

Net cash used in investing activities	(2,671)	(2,525)
Cash flows from financing activities
Proceeds from bank borrowings	—	5,600
Principal payments on bank borrowings	—	(2,880)
Proceeds from issuance of common stock upon exercise of stock options	4,578	859
Tax payments related to stock-based award activities	(875)	—
Principal payments on capital lease obligations	(572)	(517)
Equity offering costs	(143)	(946)
Repurchase of common stock	—	(473)

Net cash provided by financing activities	2,988	1,643

Net decrease in cash and cash equivalents	(2,088)	(1,871)
Cash and cash equivalents—beginning of period	73,520	8,134

Cash and cash equivalents—end of period	$71,432	$6,263

Supplemental disclosures of cash flow information:
Cash paid for interest	$66	$270
Cash paid for income taxes	$804	$392
Supplemental disclosures of non-cash investing and financing information:
Property and equipment financed through capital lease	$—	$1,804
Property and equipment purchased but not paid at period-end	$1,051	$768
Unpaid equity offering costs	$—	$1,719

Yodlee, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(in thousands)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
GAAP subscription gross profit	$14,946	$12,428	$29,437	$23,504
Add share-based compensation	303	57	589	99

Non-GAAP subscription gross profit	$15,249	$12,485	$30,026	$23,603
Non-GAAP subscription gross margin	68%	69%	68%	68%
GAAP subscription gross margin	66%	68%	67%	67%

GAAP professional services and other gross profit	$1,079	$925	$1,756	$1,771
Add share-based compensation	168	42	278	64

Non-GAAP professional services and other gross profit	$1,247	$967	$2,034	$1,835
Non-GAAP professional services and other gross margin	37%	31%	32%	30%
GAAP professional services and other gross margin	32%	30%	27%	29%

GAAP gross profit	$16,025	$13,353	$31,193	$25,275
Add share-based compensation	471	99	867	163

Non-GAAP gross profit	$16,496	$13,452	$32,060	$25,438
Non-GAAP gross margin	64%	63%	63%	62%
GAAP gross margin	62%	63%	62%	62%

GAAP sales and marketing	$7,245	$5,149	$14,206	$9,690
Less share-based compensation	(591)	(109)	(1,067)	(172)

Non-GAAP sales and marketing	$6,654	$5,040	$13,139	$9,518
Non-GAAP sales and marketing as percentage of revenue	26%	24%	26%	23%
GAAP sales and marketing as percentage of revenue	28%	24%	28%	24%

GAAP research and development	$7,082	$5,351	$13,789	$10,260
Less share-based compensation	(496)	(80)	(871)	(128)

Non-GAAP research and development	$6,586	$5,271	$12,918	$10,132
Non-GAAP research and development as percentage of revenue	25%	25%	26%	25%
GAAP research and development as percentage of revenue	27%	25%	27%	25%

GAAP general and administrative	$4,095	$2,817	$8,035	$5,519
Less share-based compensation	(896)	(280)	(1,657)	(456)
Less IP patent litigation costs	(258)	—	(258)	—

Non-GAAP general and administrative	$2,941	$2,537	$6,120	$5,063
Non-GAAP general and administrative as percentage of revenue	11%	12%	12%	12%
GAAP general and administrative as percentage of revenue	16%	13%	16%	13%

GAAP operating income (loss)	$(2,397)	$36	$(4,837)	$(194)
Add share-based compensation	$2,454	$568	$4,462	$919
Add IP patent litigation costs	258	—	258	—

Non-GAAP operating income (loss)	$315	$604	$(117)	$725
Non-GAAP operating margin	1%	3%	0%	2%
GAAP operating margin	-9%	0%	-10%	0%

GAAP net income (loss)	$(2,686)	$(361)	$(5,587)	$(949)
Add share-based compensation	$2,454	$568	$4,462	$919
Add IP patent litigation costs	258	—	258	—

Non-GAAP net income (loss)	$26	$207	$(867)	$(30)

Non-GAAP net loss per share	$0.00	$0.01	$(0.03)	$(0.00)

Weighted average shares used in computing GAAP loss per share attributable to common stockholders	29,904	7,560	29,641	7,518
Additional weighted average shares assuming:
Conversion of preferred shares at the beginning of the period	—	14,445	—	14,445
Shares issued in the initial public offering at the beginning of the period	—	6,250	—	6,250
Shares issued upon the exercise of underwriter’s option to purchase the Company’s common stock at the beginning of the period	—	761	—	761
Dilutive impact of stock options	2,591	1,807	—	—
Dilutive impact of restricted stock units	1,621	392	—	—
Dilutive impact of stock warrants	—	113	—	—

Shares used in computing non-GAAP loss per share	34,116	31,328	29,641	28,974

The following table provides a reconciliation of net income (loss) to adjusted EBITDA:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
Net loss	$(2,686)	$(361)	$(5,587)	$(949)
Provision for income taxes	491	465	1,098	842
Other income, net	(202)	(68)	(348)	(87)
Depreciation and amortization	1,138	806	2,256	1,570
Stock-based compensation	2,454	568	4,462	919
IP patent litigation costs	258	—	258	—

Adjusted EBITDA	$1,453	$1,410	$2,139	$2,295

In addition to adjusted EBITDA, we regularly review the key metrics set forth below as we evaluate our business.

	June 30,
	2015	2014
Paid users (in thousands)	20,658	16,758
Average revenue per paid user	$4.57	$4.53